SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS 1Q15

Consolidated launches totaled R$313.6 million,
with gross sales reaching R$604.5 million.

Net sales were R$423.3 million at the end of the quarter.

FOR IMMEDIATE RELEASE - São Paulo, April 24, 2015 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading diversified homebuilders, today announced preliminary and  unaudited operational results for the first quarter of 2015, ended March 31, 2015.

Consolidated Launches

First-quarter launches totaled R$313.6 million, a 41% decrease compared to 1Q14 and a 30% increase compared to the last quarter, reflecting the weakened economic environment.

In the quarter, 7 projects/phases were launched in the states of São Paulo, Rio de Janeiro, Bahia and Pernambuco. The Gafisa segment accounted for 24% of the quarter releases and the Tenda segment for the remaining 76%.

Table 1. Gafisa Group Launches (R$ thousand)

Launches	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Gafisa Segment	75,227	-	-	289,145	-74%
Tenda Segment	238,354	241,549	-1%	181,445	31%
Total	313,581	241,549	30%	535,379	-41%

Consolidated Pre-Sales

On the first quarter 2015, net consolidated pre-sales totaled R$423.3 million, an increase of 77% y-o-y and 39% compared to 4Q14. Sales from launches represented 14.1% of the total, while sales from inventory comprised the remaining 85.9%.

Table 2. Gafisa Group Pre-Sales (R$ thousand)

Pre-Sales	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Gafisa Segment	179,807	177,294	1%	187,555	-4%
Tenda Segment	243,537	126,594	92%	51,767	370%
Total	423,344	303,888	39%	239,323	77%

Consolidates Sales over Supply (SoS)

Consolidated sales over supply reached 12.8% in the 1Q15, up from 7.5% in the 1Q14 and 8.9% in the previous quarter with the high participation of inventory units in the mix of sales of the quarter. The consolidated speed of sales of 1Q15 launches reached 19.0%.

Table 3. Gafisa Group Sales over Supply (SoS)

SoS	1T15	4T14	T/T(%)	1T14	A/A(%)
Gafisa Segment	8.0%	7.2%	80 bps	7.9%	10 bps
Tenda Segment	23.3%	13.3%	1000 bps	6.4%	1690 bps
Total	12.8%	8.9%	390 bps	7.5%	530 bps

Delivered Projects

During the first quarter, the Company delivered 15 projects/phases encompassing 3,534 units (1,847 units from the Gafisa segment and 1,687 units from the Tenda segment), totaling R$785.7 million. The delivery date is based on the “Delivery Meeting” that takes place with customers, and not physical completion, which is prior to the Delivery Meeting.

Inventory (Properties for Sale)

In the first quarter of the year, consolidated inventory at market value decreased by R$249.7 million to R$2.9 billion. Of 1Q15 sales, approximately 85.9% were from inventory, comprising R$165.4 million from Gafisa and R$198.2 million from Tenda.

The market value of Gafisa inventory, which represents 72.0% of total inventory, was R$2.1 billion at the end of 1Q15, compared to R$2.3 billion at the end of the previous quarter. Tenda’s inventory was R$803.5 million at the end of 1Q15, compared to R$828.7 million at the end of the 4Q14.

Table 4. Inventory at Market Value 1Q15 x 4Q14 (R$)

	4Q14	Launches	Dissolutions	Gross Sales	Price Adjustments	1Q15	Q/Q (%)
Gafisa Segment	2,295,197	75,227	124,805	(304,612)	(119,979)	2,070,637	-9.8%
Tenda Segment	828,665	238,354	56,332	(299,869)	(19,988)	803,495	-3.0%
Total	3,123,862	313,581	181,137	(604,481)	(139,967)	2,874,132	-8.0%

GAFISA SEGMENT

Focus on residential projects in the Middle, Medium-High and High income segments, with unit sales price exceeding R$250,000.

Gafisa Launches

First quarter launches totaled R$ 75.2 million, represented by one project / phase in the city of Jundiaí, which initiated sales in March. The sales speed of this launch reached 19.2%.

Gafisa Pre-Sales

Gafisa segment 1Q15 gross pre-sales totaled R$304.6 million. Dissolutions were R$124.8 million and net pre-sales totaled R$179.8 million. It is worth mentioning that, despite having launched only one project in the last two quarters, the Gafisa segment SoS in the 1Q15 was slightly higher than the one recorded in the previous year, benefited by the better performance of inventory sales.

The Company continues to concentrate its efforts on the sale of existing units. As a result, approximately 92.0% of net sales for the period related to projects launched before 2012, allowing for a reduction in the average age of the Gafisa segment inventory.

Out of the 255 Gafisa segment units cancelled and returned to inventory during the quarter, 40.0% were resold in the same period.

Gafisa Delivered Projects

The strong volume of deliveries in this first quarter deserves highlight. Gafisa delivered 9 projects/phases in 1Q15, representing 1,847 units and R$569.5 million in PSV.

     TENDA SEGMENT

Focus on residential projects in the economic segment, targeted within the range II of the Minha Casa Minha Vida (MCMV) program.

Tenda Launches

First-quarter launches totaled R$238.3 million and included 6 projects/phases in the states of São Paulo, Rio de Janeiro, Bahia and Pernambuco. The brand accounted for 76% of 1Q15 consolidated launches.

Tenda Pre-Sales

During 1Q15, gross sales reached R$299.9 million, and the dissolutions were R$56.3 million, totaling R$243.5 million of net pre-sales, up by 370% compared to the previous year.

Sales from units launched during 1Q15 represented 18.6% of total sales. Also in 1Q15, sales velocity (sales over supply) was 23.3%.

Table 5. SoS Gross Sales (Ex-Dissolutions)

SoS	1Q14	2Q14	3Q14	4Q14	1Q15
New Model	29.8%	32.2%	20.3%	22.0%	32.7%
Legacy	30.9%	35.8%	28.3%	17.5%	20.1%
Total	30.5%	34.3%	24.4%	20.2%	28.6%

Table 6. SoS Net Sales

SoS	1Q14	2Q14	3Q14	4Q14	1Q15
New Model	18.8%	25.3%	11.8%	18.8%	30.9%
Legacy	-1.6%	17.7%	-2.0%	5.0%	7.0%
Total	6.4%	20.8%	4.8%	13.3%	23.3%

Tenda remains focused on the completion and delivery of legacy projects, and is dissolving contracts with ineligible clients, so as to sell the units to qualified customers. Dissolutions presented a decrease of 15.0% versus previous quarter and of 70.8% compared to 1Q14.

As expected, the tightening of accounting policy for Tenda’s new sales, which was undertaken in August 2014, allowed for a reduction in the volume of dissolutions in the period. Nearly 77.6% of cancellations relate to legacy projects.

Of the 367 Tenda units cancelled in the year and returned to inventory, 28.9% were resold to qualified customers during the same period. Similarly, 46.4% of dissolutions related to Tenda’s New Model were also resold during the quarter.

Table 7. Cancelled PSV Tenda Segment (R$ thousand and % over Gross Sales per Model)

	1Q14	% GS	2Q14	% GS	3Q14	% GS	4Q14	% GS	1Q15	%GS
New Model	34,715	36.8%	24,977	21.5%	31,640	42.1%	18,003	14.3%	12.594	4.2%
Legacy	158,450	105.2%	92,637	50.6%	114,697	107.1%	48,281	71.7%	43.737	14.6%
Total	193,164	78.9%	117,614	39.3%	146,337	80.3%	66,285	34.4%	56.332	18.8%

Tenda Delivered Projects

In 1Q15, Tenda delivered 6 projects/phases and 1,687 units, representing R$216.3 million in PSV, being 739 units and R$102.3 million in PSV relating to the New Model.

IR Contacts

Danilo Cabrera
Mariana Suarez
Telephone: +55 11 3025-9242 / 9978
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

Press Contacts

Máquina da Notícia  - Comunicação Integrada
Fernando Kadaoka
Telephone: +55 11 3147-7498
Fax: +55 11 3147-7900
E-mail: fernando.kadaoka@maquina.inf.br

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established more than 60 years ago, we have completed and sold more than 1,100 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, Gafisa and a stake in Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 24, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer